CALEDONIA MINING CORPORATION

                May 10, 2008

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("the Corporation”) for the quarters ended March 31, 2008, March 31, 2007 and March 31, 2006 should be read in conjunction with the Unaudited Consolidated Financial Statements as at March 31, 2008 and the Annual Report for the year ended December 31, 2007, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Corporation’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian dollars.

Listings

The Corporation is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

1.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

1.1

Gold Production

Blanket Mine – Zimbabwe

Safety, Health and Environment

•

The mine recorded no lost time injuries during the quarter, but recorded 7 medical aid and first aid incidents, this compares well with the same quarter last year when 11 first aid incidents were reported. The reduction in incidents was attributable to the ongoing safety training undertaken by management.

•

The mine retired 5 employees on medical grounds.  There were no occupational health illnesses detected during the quarter.  HIV/AIDS education continues but confidentiality restricts management’s ability to identify suspected cases.

There were no adverse environmental issues during the quarter and positive results continue to be obtained from underground water testing.

Even though the economic situation in Zimbabwe continues to deteriorate the number of dismissals due to desertion remains high and  81 employees were dismissed during the quarter for being absent without permission. This increases the training requirement for replacement employees.

Capital Projects

Number 4 Shaft Expansion Project

Due to the acute shortage of foreign currency no further developments on the No 4 shaft project occurred and the anticipated future expenditure remains at $2,250,000. After this expenditure production of 1,000 tonnes per day is expected which would generate 40,000 ounces of gold per annum.

Operations

The operation continues to be hampered by the following:

•

Frequent power disruptions continued in the first quarter despite the mine’s commitment to pay for power in US dollars.

•

Labour shortages due to the socio-economic situation in Zimbabwe. The overall manpower numbers have decreased from approximately 800 employees to 550 which are considered appropriate for operational needs given the current constraints.

•

The lack of foreign currency has curtailed the ability of the mine to purchase much needed consumable items from South Africa.

The above factors have contributed largely to the 50% drop in production since the start of the No 4 shaft expansion project.

Production results for the quarter ended March 31.		2008	2007	April 2008
Ore milled	Tonnes	26,647	24,700	13,057
Ore Gold Grade milled	Grams/tonne	3.6	3.3	2.77
Recovery %	Per cent	89	91.4	84
Gold produced	Ounces	2,670	2,395	943
Gold Sold	Ounces	2,809	4,352	1,069

The difference between gold produced and gold sold is the carry over gold work in progress from the previous period. In the first quarter of 2007, production was interrupted by the closure of the No. 4 shaft for expansion work whilst sands from nearby dumps were added into the production process.

The pro-rata increase in tonnes of ore milled in April 2008 is directly related to a stabilization of the work force in terms of numbers and completion of training and an improvement in electricity supply.

Outlook

The economic future remains uncertain as the country waits for the final outcome of the March 29 Presidential election. Foreign currency remains in extremely short supply and the effect of the recently announced Monetary Policy Statement is uncertain (see 6 below).

The mine can continue on a cash availability basis as long a sufficient foreign currency can be obtained to meet the critical import requirements.

Production at current levels is expected to continue until staffing levels can be increased and access to imported consumables is assured on a regular basis.

1.2     Exploration and Project Development

1.2.1 COBALT AND BASE METALS

Nama Cobalt Project – Zambia

The 2007 drilling campaign was completed by the end of November last year. Sample preparation activities and submission of samples for assay continued until January and following some delays by the analytical laboratory in Zambia, assay results were substantially complete by mid March 2008.

Quality assurance and quality control measures were checked and examined in order to verify the quality and reliability of the data.  The consolidation of the previous data base with the 2007 data resulted in a better understanding of the resource bodies C and D, whilst providing critical data that will assist in rock quality assessments for mining engineering purposes.

Additional drilling in the C area established, with a high degree of confidence, the limiting extents of the area of mineralization. Infill drilling confirmed the grade of the Resource as defined in the Technical Report by Mr Grant released on 1 May, 2007. However, minor depth extensions were encountered in the central portion of the resource body. In order to establish the impact of these extensions, locally targeted drilling will be undertaken to determine the size of the depth extension more clearly.

Reverse circulation drilling in resource body D area was carried out with two objectives, viz.

1)

to close the spacing within the previously drilled wide spaced program and raise the resource classification on the higher grade areas to at least the indicated category and inferred category for the other areas,

2)

the close spaced drill-out of an iron-rich cobalt-bearing body that was located in a single drill hole in the previous drilling programme.

1)

The increased drill hole spacing in the northern area of D established that the near surface zone of cobalt enrichment was continuous over an area of approximately 1,000 metres by 500 metres. In addition to an Indicated Resource totalling 9.2 million tonnes, further discussed below, an Inferred Resource compliant with NI 43-101 amounting to 40.4 million tonnes at a grade of 0.04% cobalt, 0.02% copper  and 0,02% nickel was declared for this area (see blocks D2 to D5 in the following table). The resource body is an iron-rich dispersion anomaly resulting from the erosion of a primary cobalt-rich body.  Follow-up drilling will be carried out during the coming season to establish the location of the primary cobalt enrichment.

Indicated & Inferred Resources in Resource Body “D”
Down to 50 metres below surface

Resource Category	Block	Tonnes	Grade (% metal)
			Cobalt	Copper	Nickel
Indicated	D1 (iron oxide)	9,197,000	0.165	0.067	0.050
Inferred	D1 (iron oxide)	14,323,000	0.138	0.054	0.051
Inferred	D2 (peripheral)	9,617,000	0.041	0.019	0.017
Inferred	D3–D5 (elluvial)	30,772,000	0.040	0.021	0.015

2)

Also in the D area, a prominent gossanous outcrop was located towards the end of the previous drilling program. Seven reverse circulation boreholes were drilled into this area in 2007 in order to establish, with a higher degree of confidence, the nature of the outcrop and the possible extent of cobalt mineralization. All the holes returned positive results with cobalt values in the range 0.1% to 0.2% cobalt over widths up to 50 m thick. An analysis of this occurrence revealed a single large body of cobalt enrichment with a north-south extent of approximately 450 metres and roughly oval in outcrop. The body was found to dip to the north-west at a shallow angle for a distance of at least 200 metres. The nature of the mineralization is such that a significant continuation in depth can be expected. An Indicated Resource compliant with NI 43-101 amounting to 9.2 million tonnes at a grade of 0.165% cobalt, 0.067% copper and 0.05% nickel was calculated in the area of close spaced drilling of this resource body. In addition, a further 14.3 million tonnes of Inferred Resource was defined in the wider-spaced drilling area, for which a cobalt grade of 0.138%, 0.054% copper and 0.051% nickel was calculated. Further drilling will be undertaken during the 2008 exploration field season to upgrade the category of this resource body and provide important information for the anticipated mining activities. Some of the resource bodies comprising the D resource, as defined in the NI 43-101 report remain open-ended on strike and/or down dip.

Following the discovery of the above iron-rich body with cobalt grades better than previously encountered, a detailed examination of the style of mineralization has enabled the Corporation to develop more specific criteria for the detection of similar zones of cobalt enrichment. A recent field exercise successfully located 5 new sites where “D-type” iron-rich bodies outcrop. All these new sites have been shown to contain anomalous levels of cobalt. Caledonia has therefore adjusted its exploration priorities to fast track the evaluation of these targets on account of their similarity to the D style of mineralization as additional resources of this type would have a bearing on the planning activities for resource body D.

During the quarter, Nerin Corporation, a well established and experienced Chinese engineering company were contracted to carry out a Chinese Feasibility Study (“CFS”) on the Nama cobalt property based on the mining of the A and C areas. In the quarter, Nerin visited the Nama site with a full team of engineers and specialists covering all of the required disciplines. With the recent D area exploration results, Nerin have been asked to include the D area results in their CFS. Metallurgical test work on drill samples from the high grade section of the D area is being carried out by the Mintek Laboratories in South Africa.

Management believes that the resources contained in the indicated and inferred areas of the resource body D on their own are considered, subject to the completion of satisfactory metallurgical test work, to be sufficient to fulfill a three year period of mining and production in terms of the existing 5-year off take contracts for over 10,000 tonnes of cobalt equivalent per annum.

Approval of the Environmental Impact Statement (“EIS”) covering the proposed two alternative routes for the Nama power supply and access road has been received from the Environmental Council of Zambia (“ECZ”). An EIS for the planned mining and metallurgical plant operations covering resource bodies A, C and D has been completed and submitted to ECZ for approval.

1.2.2 Rooipoort PGE/Ni/Cu Project (including Grasvally) - South Africa

Property

Rooipoort

Property rights over portions of the area were renewed to bring all of the properties into line in terms of the remaining tenure of exploration licences which are currently 3 years.

The Corporation is currently in negotiations with a possible joint venture partner for the continued exploration of the property. Management anticipates that exploration will pick up substantially in the second half of the year.

1.2.3 GOLD

Zimbabwe Exploration – Gold

Due to the lack of foreign currency no exploration work has taken place during the quarter.

1.2.4 DIAMONDS

Mulonga Plain – Zambia

Work Completed

An application for a Retention Licence has been lodged with the Zambian authorities. The Zambian Government department responsible for the issuing of prospecting licences has been reorganised and this has temporarily delayed the process of awarding permits.

Kashiji Plain - Zambia

No further field work was carried out on the Kashiji or Lukulu licenses in this quarter. This license is due to expire in June 2008, however the Corporation has also applied for retention licenses covering the Kashiji and Lukulu areas.

Goedgevonden  - South Africa

The Corporation holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe and surrounding area. This property is located approximately 20km north of the Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200km south west of Johannesburg.

Granting of the New Order Prospecting Rights (not yet signed) gives the Corporation security of tenure. Discussions are in progress with other parties with a view to realizing value by joint venture or disposal of the properties in the Goedgevonden Diamond Project.

The prospecting right application is awaiting final ratification by the Department of Minerals and Energy. No further work was carried out on this property during the quarter.

Outlook

The outlook for the aforementioned exploration properties, except for Nama, is difficult to quantify.

Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  The Corporation manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent increases in the prices of precious and base metals should improve exploration expenditures of the major mining companies and could improve the likelihood of the Corporation negotiating joint venture agreements for its remaining wholly-owned exploration properties.

2.

SUMMARY OF QUARTERLY RESULTS - (C$ 000’s - except per share amounts.)

The following information is provided for each of the 8 most recently completed quarters of the Corporation - ending on the dates specified - in thousands of Canadian dollars. The figures are extracted from underlying financial statements that have been prepared according to Canadian GAAP.

	Mar 31/08	Dec 31/07	Sept 30/07	June 30/07	Mar 30/07	Dec 31/06	Sept 30/06	June 30/06
Sales before discontinued operations	2,504	3,231	1,950	1,539	3,319	9,044	4,539	1
Income/(loss) before discontinued operations - per share undiluted - per share Diluted	791 0.001 0.001	494 0.001 0.001	(855) (0.002) (0.002)	364 0.001 0.001	(3,909) (0.009) (0.009)	3,841 0.008 0.008	(455) (0.001) (0.001)	(683) (0.002) (0.002)
Discontinued operations (loss)	(70)	(249)	(80)	(126)	(254)	(1,283)	(2,619)	(2,210)
Net Income/ (loss) after discontinued operations - per share undiluted - per share Diluted	721 0.001 0.001	245 0.001 0.001	(935) (0.002) (0.002)	238 0.0005 0.0005	(4,163) (0.008) (0.008)	2,558 0.006 0.006	(3,074) (0.007) (0.007)	(2,893) (0.007) (0.007)
No of shares basic ‘000	493,199	487,869	487,869	487,869	457,981	457,981	455,209	398,142

Note:

 The effect of the dilution on the earnings per share has been calculated only for each quarter of

2006 as income was earned before discontinued operations for the year. No calculation for 2008 or 2007 was made as the result would be anti-dilutive.

The discontinued operations relate to Barbrook and Eersteling Mines. All foreign exchange gains or losses are reported in the results before discontinued operations.  The gold sales at Blanket Mine were 2,809 ounces (4,352 ounces - 2007 in the first quarter, 2,858 ounces in the second quarter, 2,263 ounces in the third quarter and 4,512 ounces in the fourth quarter). Included in the profit before discontinued operations is the unrealized foreign exchange gain/ (loss) of $100,000 ($456,000 in the fourth quarter 2007, ($1,016,000) in the third quarter, ($707,000) in the second quarter and $255,000 in the first quarter).

The net income for the first quarter has been achieved despite inflationary factors in Zimbabwe of over 100,000% per annum and is evidenced by the fact that the Reserve Bank of Zimbabwe (“RBZ”) owed Blanket Mine $900,000 more at the end of the quarter than at the beginning.

The results of Blanket Mine have again been translated into Canadian dollars using the effective rate of exchange (“ROE”) derived from the gold support price. The table below illustrates the rates of exchange used per financial statement category. The sales revenue rate of exchange is influenced by the method of sale of gold. If more gold is sold for 100% Zimbabwe dollars the effective exchange rate is reduced due to the high discount to market price.

	2008	2007
Z$’s per C$1	Q1 ROE	Q4 ROE	Q3 ROE	Q2 ROE	Q1 ROE
Sales revenue	5,161,433	275,926	156,590	14,220	713
Other income statement items	10,019,210	260,870	150,507	21,070	758
Monetary assets and liabilities	22,960,635	378,644	168,645	47,451	758
All other assets and liabilities	101.19	101.19	101.19	101.19	101.19

3.

INVESTING

During the first quarter 2008 the Corporation invested $231,000 in capital assets and mineral properties ($684,000 in 2007 and $1,035,000 in 2006).  Of the amount invested in 2008, $194,000 was spent at Nama and $37,000 at Blanket Mine.

4.

FINANCING

In February 2008 $1,119,000 (nil – 2007 and $1,475,000 – 2006) was raised from private placements (net of expenses).  In all 12,300,000 shares were issued in the private placement along with an equal number of warrants valued at $0.15, valid for 1 year.   The funds were used to finance exploration activity on the Corporation’s most prospective projects and on other working capital requirements.

On April 22, 2008 an extension was granted by the Corporation to Eastern Goldfields for the fulfillment of the final suspensive condition of the previously announced share sale agreement. In recognition of the extension, Eastern Goldfields paid approximately $640,000 towards the purchase price, in the event the agreement is not finalized this payment is non-refundable. The agreement is now scheduled to close on May 31, 2008 with the balance of the purchase price then payable.

The closure date of July 31, 2008 for the sale of Eersteling Gold Mine is still on track.

5.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2008, the Corporation had a working capital surplus of $1,811,000 (surplus of $65,000 at December 31, 2007). Current assets of $4,894,000 ($4,408,000 – December 2007) increased due to an increase in the US dollar amount owed by RBZ for gold sales. During the first quarter of 2008 the US dollar amount owed by the RBZ has increased from $1,780,000 to $2,680,000. The RBZ only made $325,000 in payments.

In the Monetary Policy Statement of April 30, 2008 the RBZ has announced that foreign currency funds, owed by the RBZ, can be sold through the commercial banks, on a willing-buyer willing-seller basis at the inter-bank rate, which is a market related rate depending on supply and demand. This rate is approximately Z$190 million per US dollar at the present time which represents a significant increase in the effective rate being achieved when gold was sold at the gold support price. The gold support price has been abolished with immediate effect, and gold will now be sold to the RBZ as follows:

•

Minimum 65% US dollar proceeds and the balance paid in Zimbabwe dollars using the inter-bank rate.

This should result in a reduced discount to market price but the access to the US dollars will still be a challenge for the RBZ.

Blanket Mine continues to be self funding. Little or no money is currently being spent on capital development due to a lack of foreign currency.

During 2008, it is expected that the cash requirements of the Corporation will be met from the proceeds of the sale of Barbrook Mine and Eersteling Gold Mine and gold sales from Blanket Mine.

Anticipated cash inflows in 2008 will be used mainly by the Corporation on its exploration, development and production activities. The expenditure at Blanket Mine, which is subject to the RBZ paying the $2,680,000 outstanding, will consist of the completion of the No 4 shaft expansion - at an estimated cost of $750,000 to regain the 600 tpd ore delivery to the plant and an amount of $1,500,000 to reach the expanded rate of 1,000 tpd ore delivery.

Areas of focus outside Zimbabwe are as follows:

•

the defined activities at the Corporation’s Nama Cobalt/Copper Project at an estimated cost of         $ 4,000,000

•

at Rooipoort and the other exploration of the South African PGE & Ni properties at an estimated cost of $1,250,000.

•

corporate working capital

The prime area of focus will be the Nama cobalt project in Zambia. Notwithstanding the estimated expenditure amounts for each of the programs described above, the Corporation cannot predict the actual amounts that will be spent on those programs.  Decisions will be made to go ahead on the programs from time to time by Management as they, at that time, determine appropriate, based on results achieved in previous programs and funding availability.

The Corporation does not have any significant long-term contractual obligations or commercial commitments other than the payment of its current liabilities and its four cobalt sales agreements.  It had two joint venture agreements with Ashton Mining of Canada Inc. and Motapa Diamonds Inc., in each case these partners were responsible for all property expenditures until a feasibility study had been completed.  The Corporation has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid in full by the Corporation’s joint venture partners.   Now that Motapa wishes to withdraw from its JV on Mulonga Plain, the Corporation will be responsible for maintaining the Licences.   As of March 31, 2008 the Corporation had potential/contingent liabilities to do rehabilitation work on the Blanket, Barbrook and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,102,000. With the proposed sale of the Barbrook and Eersteling Mines, these obligations will pass on to the new owners.

6.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

7.

RELATED PARTY TRANSACTIONS

The Corporation had the following related party transactions:

	Quarter ended March 31
$ 000s	2008	2007	2006
	$	$	$
Management, and allowances paid or accrued to a company which provides the services of the Corporation’s President	128	131	119
Rent paid to a Company owned by members of the President’s family	11	12	12

8.      CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the Corporation. Based on indicative purchase offers made for Barbrook and Eersteling Mines no further asset impairment has been made against these assets.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the Corporation or its operations.

The following accounting policy changes have been adopted as of January 1, 2008 and are more fully described in the Interim Consolidated Financial Statements.

a. Inventories:

Effective January 1, 2008, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories. This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and requires the reversal of write downs, if applicable, on inventory. There were no changes to the Corporation’s accounting policies required on implementation of this standard.

b. Financial Instruments – Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments – Presentation.

Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Corporation financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section requires qualitative and quantitative information relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward unchanged the presentation requirements of Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

c. Capital Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 1535- Capital Disclosures. Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital as well as quantitative data about what the entity regards as capital. Disclosure of externally imposed capital requirements is also required and whether the entity has complied with these and, if not, the consequences.

The Corporation has included disclosures recommended by the new section in Note 14 to these unaudited interim consolidated financial statements

d. Financial Statements Presentation

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA amended Handbook Section 1400-General Standards of Financial Statements Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern.

9.  Financial Risk Exposure and Risk Management

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

A significant portion of the Corporation’s assets and liabilities are denominated in South African rand and Zimbabwe dollars.  Management do not consider that the fluctuation of the value of the South African Rand to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operation is subject to a hyperinflationary environment in Zimbabwe, foreign creditors are denominated in Rands and local costs increase with inflation. As the official exchange rate is fixed and the effective buying power of the Zimbabwe Dollar decreases accordingly there could be a significant impact on the results of the operations. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket Mine in Zimbabwe Dollar terms but the effect on the consolidated financial statements in Canadian Dollars is unlikely to be significant.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Corporation does not use any derivative instruments to reduce its foreign currency risks.

Below is a summary of the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

$000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	168	2,224,730,723	1,104
Accounts Receivable	2,627	933,728,601	566
Accounts Payable	87	3,429,247,109	10,659

The table below illustrates by how much a 1% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

$000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	2	1	1
Accounts Receivable	25	-	1
Accounts Payable	1	1	13

ii) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free and only utilizes overdraft facilities for short periods if necessary. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations due to the short-term to maturity of the investments held.

iii) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) who is the sole buyer of gold produced.

At December 31, 2007 the RBZ owed Blanket Mine $1,780,000 and at March 31, 2008 this had increased to $2,680,000 despite having received $325,000 in payments. The lack of foreign currency in Zimbabwe affects all business sectors and management maintains close relations with RBZ to ensure payments are made whenever necessary, to sustain operations, within the capabilities of the RBZ.

In the Monetary Policy Statement announced by RBZ on April 30, 2008 an exporter who is owed foreign currency by RBZ is now allowed to sell the currency to a willing seller through the commercial bank system at a negotiated rate. Although untested this should enable Blanket Mine to access

Zimbabwe dollars required for the operation at rates more favorable than the official exchange rate.

No provision has been made against the trade receivable due by the RBZ.

iv) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet short and long term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Blanket Mine in Zimbabwe continues to be self funding.

v) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

The major factor influencing commodity price risk is that RBZ does not pay Blanket Mine market value for gold produced.

During the quarter the RBZ bought gold for USD at a discount to the market price of approximately 35% or for Zimbabwe dollars at a controlled price not representative of the market price.

The profitability of the Blanket Mine is highly correlated to the controlled price paid by RBZ and the hyperinflationary conditions experienced in Zimbabwe, currently 165,000% per annum. To the extent that the price of gold increases over time, asset value increases and cash flows improve; conversely, declines in the price of gold directly impact value and cash flows. A protracted period of unadjusted gold prices by RBZ could impair the Corporation’s operations and development opportunities, and significantly erode shareholder value.

In the Monetary Policy Statement made by RBZ on April 30, 2008, the purchase price of gold to be paid by RBZ was amended. Although the announcement is unclear in certain aspects, it is clear that the previously controlled Zimbabwe dollar support price has been abolished which will mean that the discount to market price will reduce significantly. The mechanics of the new policy are being determined at present but overall Blanket Mine will receive a price which is more aligned to the market price.

10.          SECURITIES OUTSTANDING

As at March 31, 2008 the following securities were outstanding:

(1)

500,169,280 common shares;

(2)

Options and warrants as follows:

Number	Description	Exercise Price	Validity
17,710,000	Common share purchase options	Average $0.1913	Various until May 11, 2016
12,300,000	Common share purchase warrants	$0.15	Until January 11, 2009

As the Corporation’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, the Corporation could grant options on 50,016,928 shares.  This figure includes any options previously exercised and the current unexercised options. On April 30, 2008 a further 1,870,000 share purchase options were issued at $0.155 per share.

11.         CONTROLS

The CEO and CFO have evaluated the effectiveness of the Corporation’s disclosure controls and procedures and assessed the design of the Corporation’s internal control over financial reporting as of December 31, 2007, pursuant to the certification requirements of Multilateral Instrument 52-109. They confirm that the internal control over financial reporting will prevent any material misstatement of the annual financial statements.

The Corporation has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

12.          FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Corporation’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

13.

QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is a qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this

MD&A except where otherwise stated. He was assisted where appropriate by outside consultants and/or qualified persons for joint-ventured projects. Mr. David Grant, is the Independent Qualified Person  for the NI 43-101 report on the D resource area of the Nama Property, prepared by Applied Geology and Mining (Proprietary)Limited whose Managing Director is Mr. Grant .

14.

BOARD AND SENIOR MANAGEMENT CHANGES

Dr. Trevor Pearton was appointed VP Exploration on February 15, 2008.

Mr Leigh A. Wilson was appointed as a non-executive Director of the Corporation and a member of the Audit committee.

At the present time there is a worldwide shortage of senior mining industry professionals and the Corporation is one of many companies looking for suitable staff.  With the anticipated sale of the South African gold mines and the planned expansion of the Zambian exploration, mining and metallurgical pilot plant programs the Corporation is re-evaluating its requirements for replacement of senior staff.